
January 26, 2011

Douglas P. Collier, Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627

      Re: **Volcom, Inc.**
                   Form 10-K for Fiscal Year Ended December 31, 2009
                   File No. 0-51382

Dear Mr. Collier:

      We have completed our review of your filing and do not have any further comments at this time.

                            Sincerely,

                            /s/ John Reynolds

                            John Reynolds
                            Assistant Director